May 29, 2019

Sally Rau
General Counsel
Cambium Networks Corporation
3800 Golf Road, Suite 360
Rolling Meadows, IL 60008

       Re: Cambium Networks Corporation
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted May 7, 2019
           CIK No. 0001738177

Dear Ms. Rau:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1/A

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Secured Credit Agreement, page 72

1. Please revise your discussion of the 2nd Amendment on page 73 to disclose how the terms of your Credit Agreement were amended. Please disclose your current debt covenant requirements, including the amount or limit required for compliance with the covenants.
       Please also disclose the actual or reasonably likely effects of compliance or non-
       compliance with the covenants on your financial condition and liquidity. Please refer to
       Item 303(a)(1) of Regulation S-K and Question 102.09 of our Non-GAAP Compliance
       and Disclosure Interpretations.
 Sally Rau
Cambium Networks Corporation
May 29, 2019
Page 2
Consolidated Financial Statements, page F-1

2. Please update your financial statements and other financial information to include the three months ended March 31, 2019. Please refer to Rule 3-12 of Regulation S-X.
6. External Debt, page F-23

3. Please revise the discussion of your 2nd Amendment on page F-25 to more fully describe how certain terms of the Credit Agreement were amended. Please also specify the revised debt covenant requirements that will apply to your financial statements for at least the next twelve months.
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas,
Attorney Adviser, at (202) 551-3436 or Celeste Murphy, Legal Branch Chief, at
(202) 551-
3257 with any other questions.



                                                           Sincerely,
FirstName LastNameSally Rau
                                                           Division of
Corporation Finance
Comapany NameCambium Networks Corporation
                                                           Office of
Telecommunications
May 29, 2019 Page 2
cc:       Martin A. Wellington, Esq.
FirstName LastName